SUB-ITEM 77(C)
                    MATTERS SUBMITTED TO VOTE OF SHAREHOLDERS

The initial shareholder of Brown Intermediate Bond Fund (the "Fund"), a series of the Registrant, approved the Fund's Investment Advisory Agreement ("Agreement") between the Registrant and Brown Investment Advisory Inc. by unanimous consent on September 18, 2002.


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